November 16, 2009

Ms. Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:  Commission File No. 001-08183 (Supreme Industries, Inc.)

Dear Ms. Shenk:

We have received the SEC comment letter dated November 3, 2009.  To facilitate your review of our responses to your letter, our responses have been inserted directly below each comment in the enclosed “reproduction” of the original SEC letter. In addition to our responses to your comments, we acknowledge the following:

1)              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2)              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with our compliance with the applicable disclosure requirements and with the enhancement of the disclosures in our filings.  If you have any questions concerning our responses, please contact my office at your convenience.

Sincerely,

/s/ Jeffery D. Mowery
Jeffery D. Mowery
Chief Financial Officer
Supreme Industries, Inc.

Enclosure

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

November 3, 2009

Jeffery D. Mowery

Vice President of Finance and Chief Financial Officer

Supreme Industries, Inc.

P.O. Box 237, 2581 E. Kercher Road

Goshen, IN  46528

Re:	Supreme Industries, Inc.
File No. 01-08183
Form 10-K: For the Year Ended December 27, 2008

Dear Mr. Mowery:

We have reviewed the above referenced filing and have the following comments.  We believe you should revise future filings in response to these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label “corresp,” within ten business days.

Form 10-K:  For the Year Ended December 27, 2008

Management’s Discussion and Analysis page 12

Liquidity and Capital Resources, page 19

1.               Please enhance your disclosure with a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows, as in your present disclosure, does not provide a sufficient basis for an investor to analyze the impact on cash. Instead, your discussion should address material changes in the underlying drivers such as cash receipts from sales of specialized vehicles and cash payments for inventories. Refer to Section IV.B of FR-72 for guidance.

Company Response

The Company will disclose the material changes in the underlying drivers of the operating cash flow changes beginning with our Form 10-K for the year ended December 26, 2009.

Contractual Obligations, page 20

2.               As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Company Response

The Company’s historical practice has been to exclude the interest payments from the contractual obligations table due to the variability of its interest rates and the variability in its revolving line of credit, which represented 89% of its debt obligations at December 27, 2008. The Company will indicate such exclusion of interest beginning with our Form 10-K for the year ending December 26, 2009, and will disclose other information that is material to an understanding of future cash flows.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk
Lyn Shenk
Branch Chief